Valero Energy Corporation

Vote Yes: Proposal #5

Annual Meeting: May 5, 2023

CONTACT: Mary Minette, Mercy Investment Services | mminette@mercyinvestments.org

SUMMARY

As long-term investors in Valero Energy (“Valero” or “the Company”), we are concerned that the Company is not adequately managing the risks that climate change and the energy transition pose to its core business of refining and selling fossil fuels. Without ambitious and clearly defined targets and stated plans to ensure that the Company is reducing the greenhouse gas (GHG) emissions of both operations and products, investors are unable to evaluate whether Valero is adequately taking advantage of opportunities to expand investments in innovative, lower-emissions alternatives and managing its long-term climate risks. Accordingly, investors are encouraged to vote “FOR” this proposal.

RESOLVED CLAUSE

RESOLVED, shareholders request Valero issue a report, at reasonable expense and excluding confidential information, within a year and updated annually thereafter, on its climate transition plan to align operations and value chain emissions with a well-below 2 degrees Celsius scenario, including short-, medium- and long-term reduction targets for Valero’s full GHG emissions (scopes 1, 2, and 3).

RATIONALE FOR A YES VOTE

1)	Valero’s existing GHG emissions reduction targets and lack of climate transition plan provide insufficient details for shareholders to properly assess whether the Company’s short-, medium- and long-term strategy is consistently aligned with a well-below 2°C scenario.

2)	In contrast, Valero’s peers have taken more ambitious steps to address the risks and to embrace the opportunities that climate change presents, making Valero a laggard in both an absolute and relative sense.

DISCUSSION

Introduction

In its Statement of Opposition, Valero’s Board claims that our proposal seeks targets that “can only come from refinery closures.” This is inaccurate—we seek targets that reflect a consistently constructed trajectory to lower emissions, and a transition plan that demonstrates that Valero is positioning its assets to take full advantage of new opportunities that will arise in the energy transition.

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Investors ranging from State Streeti to Legal and Generalii to Avivaiii have underscored the critical role that climate transition plans play in helping companies manage the risks and opportunities of the energy transition. As CDP notes, a good transition plan should “clearly [outline] how an organization will achieve its strategy to pivot its existing assets, operations and entire business model towards a trajectory that aligns with the latest and most ambitious climate science recommendations.”iv The Task Force on Climate-related Financial Disclosures (TCFD) has further recognized that an organization's transition plan and its adaptation plan are important components of a company's strategy to address its climate-related risks and opportunities.v Simply put, a clear transition plan is a basic building block of any company’s climate strategy.

The IEA has estimated that under a net zero scenario, global oil use will need to decline 75% by 2050 compared to 2020, with even larger declines in refined products like gasoline and diesel.vi Major markets like the EU and California have begun to mandate the phase-out of internal combustion engines, and jurisdictions globally are putting a price on carbon emissions.vii Wood Mackenzie found in its 2°C and 1.5°C ‘accelerated energy transition’ scenarios that refining faces continued rationalization as oil demand collapses, with gross refining margin indicators all negative by 2050.viii

Valero’s existing GHG emissions reduction targets and lack of climate transition plan provide insufficient details for shareholders to properly assess whether the Company’s short-, medium- and long-term strategy is consistently aligned with a well-below 2°C scenario.

While Valero has adopted 2025 and 2035 GHG reduction targets, those targets lack ambition as well as the details that investors would need to evaluate their feasibility and impact. Specifically, the targets:

•	Count scope 3 emissions reductions (e.g., from low-carbon products) against the company’s scope 1 and 2 targets. For a refiner, scope 3 emissions are largely a measure of a company’s exposure to climate transition risk, and are influenced by product slate, and diversification into lower-carbon fuels. Scope 1 emissions are largely a measure of refinery energy and process efficiency, and are linked to a company’s exposure to regulatory risk. While both are important, using one to offset the other is at best confusing and at worst misleading, and suggests that the company does not really understand the material financial impact of these metrics.
•	Lack the details needed for investors to properly evaluate them. Specifically, the company doesn’t make clear (a) how 100% absolute scope 1 and 2 emissions reduction can be achieved in the medium and long term, (b) how it will reduce its scope 3 emissions, and (c) how the Company plans to achieve its publicly-stated targets and adequately manage the risks posed by the energy transition to its business, in the absence of a properly defined climate transition plan.

a)	We are asking Valero to include credible scope 1 and 2 emissions reduction targets in its climate transition plan. The 2035 GHG Emissions Target chart provided in the Board’s Statement of Opposition, as well as in the Company’s TCFD reportix, provides insufficient details and citations to global frameworks to explain how Valero can reduce its absolute scope 1 and 2 emissions, to move beyond the 7.4% absolute emissions reduction, which the Company achieved in 2019 and surpassed in 2020 and 2021. The following categories are particularly problematic:

i.	Emissions Displaced by Valero’s Ethanol and Renewable Diesel Production, and by Global Blending of and Credits from Low-carbon Fuels – These three types of displacements are not absolute scope 1 and 2 emissions reductions. Rather, they reduce emissions in the value chain of the Company; hence, these displacements should normally be tracked as scope 3 (use of sold product) emissions reduction.[x] Valero is also double counting these emissions reductions in its “net scope 3 intensity” calculation where reported GHG emissions are “netted for avoided emissions and emissions reductions from low-carbon fuels displacement of petroleum-based fuels.”xi In an example of better disclosure, industry peer Neste reports displaced emissions from renewable dieselxii in a way that complies with industry standards.xiii

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ii.	2035 GHG Emissions Reduced by CCS – While we agree with the IPCC's and IEA's evaluations that net zero by 2050 ambitions will require a "rapid acceleration in the deployment of CCS”, our concern with Valero's scope 1 and 2 emissions target and CCS transition planning is that the company does not disclose sufficient detail for shareholders to properly assess whether the associated emissions reductions should be accounted for as scope 1 or as scope 3 emissions reductions. CCS-related emissions reduction classification is indeed case-dependent.xiv It appears that Valero is currently double counting these emissions reductions in its “net scope 3 intensity” calculation, where reported GHG emissions are “netted for avoided emissions and emissions reductions from (…) carbon capture.”xv

b)	We are asking Valero to include a credible scope 3 emissions target in its climate transition plan. Scope 3 emissions represent the vast majority of any refiner’s carbon footprint and, therefore, constitute most of its climate risk exposure. As noted below, for peers Marathon Petroleum and Phillips 66, scope 3 emissions represent at least 90% of total GHG emissions. Setting a scope 3 emissions reduction target, using existing guidance,xvi would enable Valero’s shareholders to assess how the company is managing its climate-related risks and opportunities.

In addition, Valero does not report its absolute scope 3 emissions, but instead last year began reporting “net scope 3 intensity” using a non-externally validated methodology and concluding that its net scope 3 intensity leads its peers.xvii In its Statement of Opposition, Valero‘s Board mentions that the GHG Protocol contemplates scope 3 intensity disclosures. It is true that the GHG Protocol enables optional reporting of intensity metrics (e.g., average GHG intensity of sold products). However, it also requires the reporting, for each scope 3 category, of total GHG emissions in metric tons of CO2 equivalent (i.e., absolute emissions reporting), which Valero does not provide.xviii When it comes to netting off emissions, the GHG Protocol states “companies should report internal emissions in separate accounts from offsets used to meet the target, rather than providing a net figure”; contrary to this global guidance, Valero only discloses net scope 3 intensity.xix Disclosure of absolute scope 3 emissions using existing recognized methodologiesxx would be more useful to Valero’s shareholders and other stakeholders, allowing direct comparison of Valero’s absolute scope 3 emissions with its peers. It is also a prerequisite for the company to set a credible scope 3 emissions reduction target.

c)	We are asking that Valero issue a climate transition plan to align operations and value chain emissions with a well-below 2°C scenario. This plan should make clear how Valero plans to achieve its publicly stated targets, and adequately manage the risks posed by the energy transition to its business. It should include timing, specific activities that will be undertaken as well as their scope and expected impact, and capital expenditure plans to carry out these activities.xxi In its opposition statement and in other reporting, Valero has provided some details of low-carbon projects it has undertaken,xxii but these stories, without more, do not constitute a transition plan.

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In contrast, Valero’s peers have taken more ambitious steps to address the risks and to embrace the opportunities that climate change presents, making Valero a laggard in both an absolute and relative sense.

We believe that the creation of long-term shareholder value will be enhanced if the Company follows its peers in taking a more transparent and ambitious approach to addressing climate risks and opportunities, by regularly updating its climate transition plan and including full GHG emissions reduction targets.

As set forth in the table below, Valero’s industry peers have more ambitious disclosures and emissions reduction targets, on shorter timelines.

Company	Scope 1&2 reduction targets (true emissions reductions)	Incorporates “displaced emissions” into scope 1&2 targets	Scope 3 reduction targets	Total absolute scope 3 emissions disclosure (estimated percentage of total GHG emissions)	Scope 3 emissions disclosure using standard, comparable methods
Valero	7.4% by 2035 (vs 2011, absolute) Rest of target made up of displaced emissions and carbon capture and storage	Yes	No	No	No
Phillips 66xxiii	30% by 2030, 50% by 2050 (vs 2019, intensity)	No	15% by 2030 (vs 2019, intensity)	Yes (~91%)	Yes
Marathon Petroleumxxiv	30% by 2030 (vs 2014, intensity)*	No	15% by 2030 (vs 2019, absolute)*	Yes (~90%)	Yes (provides emissions from refining throughput and production volume data)
ExxonMobilxxv Ex	20% by 2030, net zero by 2050 (vs 2016 absolute)	No	No	Yes (~86%)	Yes (provides emissions from refining throughput and production volume data)
Chevronxxvi	Net zero upstream by 2050	No - reports them separately as required by GHG Protocol	Yes	Yes (~87%)	Yes
Nestexxvii	50% by 2030 (vs 2019, absolute), carbon neutral production by 2035	No - reports them separately as required by GHG Protocol	50% by 2040 (vs 2020, intensity)	Yes (~94%)	Yes

*It is worth noting that Marathon Petroleum developed its targets using guidance from the Science Based Targets Initiative (SBTi) and Ipieca.xxviii

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Valero maintains that it leads the industry in producing low-carbon renewable fuels.xxix However, according to Carbon Tracker: “without an extremely aggressive [low carbon fuels] ramp up, sufficient feedstocks and technological advancements, it’s hard to see how [low carbon fuels] will make a dent in the company’s wider (…) processing capacity”.xxx Ramping up the scale, pace and rigor of Valero’s climate-related initiatives could unlock further opportunities for growth in new renewable fuels, help strengthen financial resilience, and avoid investments in assets that will lose value as the global economy transitions away from fossil fuels.

Recent reports from peer companies Phillips 66 and Marathon Petroleum show investments in multiple low-carbon technologies and fuels and provide more detail than Valero of their plans to achieve more ambitious GHG reduction targets.xxxi

Investors, including Mercy and our co-filers, increasingly expect companies to set targets and strategies to indicate that they are anticipating and managing the risks of climate change to their business and to help ensure the world is on track to meet the goals of the Paris Climate Agreement. The Climate Action 100+ initiative, including investors with more than $68 trillion in assets under management, has established a Net-Zero Company Benchmark, evaluating whether companies report all emissions in their value chains (i.e., including scope 3 emissions) and set short-, medium- and long-term targets aligned with the 1.5°C goal of the Paris Climate Agreement. Valero failed to meet any of the benchmark’s requirements for setting targets or for articulating a transition plan.xxxii In addition, the largest investors in the global market are increasingly asking companies to report all value chain emissions and set targets to reduce them, including BlackRock, Vanguard and State Street Global Advisors.xxxiii

Not only does Valero’s reporting of emissions fail to meet these investor expectations and lag its peers, but also the Company’s current, limited target does not align with the net zero goals being set by many of its investors and lenders. In addition, Valero does not articulate a clear climate transition plan. As a result, Valero risks losing market share and access to capital as more institutions commit to align their lending and investments to net zero goals.

CONCLUSION

Vote “YES” on this Shareholder Proposal

As long-term investors in Valero, we are concerned that the Company is not adequately managing the risks that climate change and the energy transition pose to its core business of refining and selling fossil fuels. Without ambitious and clearly defined targets and stated plans to ensure that the Company is reducing the GHG emissions of both operations and products, investors are unable to evaluate whether Valero is adequately taking advantage of opportunities to expand investments in innovative, lower-emissions alternatives and managing its long-term climate risks. Accordingly, investors are encouraged to vote “FOR” this proposal.

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i See https://www.ssga.com/library-content/pdfs/asset-stewardship/disclosure-expectations-for-effective-climate-transition-plans.pdf.

ii See https://www.lgim.com/landg-assets/lgim/_document-library/capabilities/climate-governance-guide-tagged.pdf.

iii See https://www.avivainvestors.com/en-us/views/aiq-investment-thinking/2023/01/company-chairpersons/.

iv See https://www.cdp.net/en/guidance/guidance-for-companies/climate-transition-plans.

v See https://assets.bbhub.io/company/sites/60/2021/07/2021-Metrics_Targets_Guidance-1.pdf, pgs. 39-41.

vi See https://iea.blob.core.windows.net/assets/deebef5d-0c34-4539-9d0c-10b13d840027/NetZeroby2050-ARoadmapfortheGlobalEnergySector_CORR.pdf, pgs. 21 and 102.

vii See for example https://www.europarl.europa.eu/news/en/headlines/economy/20221019STO44572/eu-ban-on-sale-of-new-petrol-and-diesel-cars-from-2035-explained; https://www.nytimes.com/2022/08/24/climate/california-gas-cars-emissions.html; and https://www.oecd-ilibrary.org/sites/e9778969-en/index.html?itemId=/content/publication/e9778969-en#execsumm-d1e47.

viii See https://www.woodmac.com/news/the-edge/what-different-scenarios-tell-us-about-the-future-of-oil-and-gas/.

ix See https://www.valero.com/sites/default/files/valero-documents/2022-TCFD-Report-FINAL-digital-spreads.pdf, p. 38.

x See the GHG Protocol Corporate Value Chain (Scope 3) Accounting and Reporting Standard: https://ghgprotocol.org/sites/default/files/standards/Corporate-Value-Chain-Accounting-Reporing-Standard-EReader_041613_0.pdf. According to CDP, ”Scope 3 encompasses 15 distinct categories covering all emissions along the corporate value chain. The use of sold products falls under category 11 of Scope 3 and typically represents over 90% of total emissions relating to oil and gas companies”, see https://cdn.cdp.net/cdp-production/cms/guidance_docs/pdfs/000/000/469/original/CDP-Scope-3-Category11-Guidance-Oil-Gas.pdf?1643046888, p. 7. According to the API, ”Scope 3 emissions are emissions that result from value chain activities that are not captured by company scope 1 and scope 2 emissions, such as emissions that result from company-produced fuel used by end-use customers”, see https://www.api.org/~/media/Files/EHS/climate-change/Scope-3-emissions-reporting-guidance-2016.pdf, p. 10.

xi See https://www.valero.com/sites/default/files/valero-documents/2022-TCFD-Report-FINAL-digital-spreads.pdf, p. 43.

xii See https://www.neste.com/sites/neste.com/files/attachments/corporate/investors/corporate_governance/neste_sustainability_report_2021.pdf, p. 51.

xiii See https://www.chevron.com/-/media/chevron/sustainability/documents/2021-climate-change-resilience-report.pdf, p. 58, methodology explained p. 62.

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xiv According to the GHG Protocol, ”[d]irect (scope 1) removals result where the reporting company owns or controls both the sink that transferred CO2 from the atmosphere and the pool where the carbon is stored. Indirect (scope 3) removals result where the reporting company does not own or control both the sink and the associated storage pools.“ Further, ”[i]n a fossil CCS pathway, CO2 from industrial and energy-related sources is captured on site at a point source. (...) Geologic storage pathways where carbon is derived from fossil fuels (...) are not accounted for as CO2 removals. Instead, capture of fossil CO2 from a point source prevents emissions by capturing and storing the CO2. All GHG emissions from fugitive losses and processes associated with the geologic storage pathway must be accounted for.” See https://ghgprotocol.org/sites/default/files/standards_supporting/Land-Sector-and-Removals-Guidance-Pilot-Testing-and-Review-Draft-Part-1.pdf, Chapter 3, p. 27, Chapter 5, p. 68., Chapter 10, pgs. 175-177. See also https://ghgprotocol.org/sites/default/files/standards/Corporate-Value-Chain-Accounting-Reporing-Standard_041613_2.pdf.

xv See https://www.valero.com/sites/default/files/valero-documents/2022-TCFD-Report-FINAL-digital-spreads.pdf, p. 43.

xvi By the GHG Protocol, Ipieca or the Science Based Target Initiative, for example.

xvii See https://www.valero.com/sites/default/files/valero-documents/2022-TCFD-Report-FINAL-digital-spreads.pdf, pgs. 39 and 43.

xviii See https://ghgprotocol.org/sites/default/files/standards/Corporate-Value-Chain-Accounting-Reporing-Standard-EReader_041613_0.pdf, Chapter 11, pgs. 123-124.

xix See https://ghgprotocol.org/sites/default/files/standards/Corporate-Value-Chain-Accounting-Reporing-Standard-EReader_041613_0.pdf, Chapter 9, p. 103.

xx See, e.g., https://ghgprotocol.org/sites/default/files/standards/Corporate-Value-Chain-Accounting-Reporing-Standard_041613_2.pdf, p. 119; or https://www.api.org/~/media/Files/EHS/climate-change/Scope-3-emissions-reporting-guidance-2016.pdf.

xxi See for example the key characteristics of effective transition plans and the transition plan elements from TCFD, https://assets.bbhub.io/company/sites/60/2021/07/2021-Metrics_Targets_Guidance-1.pdf, pgs. 40-42). See guidance from CDP, https://www.cdp.net/en/guidance/guidance-for-companies/climate-transition-plans. See guidance from We Mean Business, https://www.wemeanbusinesscoalition.org/wp-content/uploads/2022/10/WMBC-Climate-Transition-Action-Plans.pdf.

xxii See https://www.valero.com/sites/default/files/valero-documents/2022-TCFD-Report-FINAL-digital-spreads.pdf.

xxiii See https://www.phillips66.com/sustainability/our-targets/ and https://issuu.com/phillips66co/docs/2022sustainabilityreport?fr=sYTYwYzUxMzk1MDc, pgs. 53 and 63.

xxiv See https://www.marathonpetroleum.com/content/documents/Responsibility/2022-MPC-MPLX-ClimateReport.pdf, p. 10, and https://www.marathonpetroleum.com/content/documents/Responsibility/2022-MPC-MPLX-ClimateReport.pdf, pgs. 12 and 37.

xxv See https://corporate.exxonmobil.com/-/media/global/files/advancing-climate-solutions-progress-report/2023/2023-acs-progress-report.pdf, pgs. 6, 47, 92.

xxvi See https://www.chevron.com/-/media/shared-media/documents/chevron-sustainability-report-2021.pdf, pgs. 15, 17, 61-64, 80.

xxvii See https://www.neste.com/sites/neste.com/files/attachments/corporate/investors/corporate_governance/neste_sustainability_report_2021.pdf, pgs. 22, 26, 51, 54 and 96.

xxviii See https://www.marathonpetroleum.com/content/documents/Responsibility/2022-MPC-MPLX-ClimateReport.pdf, p. 10.

xxix See https://www.valero.com/renewables.

xxx See Refining exposure to an accelerating energy transition, https://carbontracker.org/reports/refining-exposure-to-an-accelerating-energy-transition/, p. 6. Carbon Tracker specifies that ”the contribution to Valero’s processing capacity from renewable diesel and ethanol is limited to under 50kb/d”. This is minimal compared to ”the company’s wider >3Mb/d processing capacity.”

xxxi See https://www.marathonpetroleum.com/Sustainability/Reducing-Our-Carbon-Footprint/ and https://www.phillips66.com/sustainability/our-targets/.

xxxii See https://www.climateaction100.org/company/valero-energy-corporation/.

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xxxiii Blackrock: “We encourage companies to discuss in their reporting how their business model is aligned to a scenario in which global warming is limited to well below 2°C, moving towards global net zero emissions by 2050. Companies help investors understand their approach when they provide disclosures aligned with the four pillars of the TCFD." See https://www.blackrock.com/us/individual/literature/publication/blk-stewardship-priorities-final.pdf. Vanguard: “Where climate change is a material risk, Vanguard encourages companies to set targets that align with [the Paris Agreement’s] goals and to disclose them clearly.” See https://corporate.vanguard.com/content/dam/corp/research/pdf/Global%20investment%20stewardship%20principles_final_112021.pdf. State Street, see https://www.ssga.com/library-content/pdfs/asset-stewardship/guidance-on-climate-related-disclosures.pdf.